UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

SEC File Number: 000-29230

NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K	|_| Form 20-F	|_| Form 11-K	|_| Form 10-Q	|_| Form N-SAR	|_| Form N-CSR

For Period Ended: October 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION
Take-Two Interactive Software, Inc.
Full Name of Registrant

Former Name if Applicable 622 Broadway
Address of Principal Executive Office (Street and Number)

New York, NY 10012
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

PLEASE SEE ATTACHED SHEET FOR RESPONSE TO PART III.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Karl H. Winters	646	536-3002
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  |X| Yes |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion  thereof?  |X| Yes |_| No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the financial results for the year ended October 31, 2005 will be as reflected in its press release dated January 5, 2006.

Take-Two Interactive Software, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 17, 2006	By/s/ Karl H. Winters
Karl H. Winters, Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

RESPONSE TO PART III

Although the Registrant has dedicated significant resources to completing its Annual Report on Form 10-K for the fiscal year ended October 31, 2005 (the “Form 10-K”), it has not been able to complete the Form 10-K on a timely basis because management is currently finalizing its financial statements and other disclosures for inclusion in its Form 10-K and the required assessment of its internal control over financial reporting as of October 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). Although the Registrant has made substantial progress in completing its Form 10-K, there have been delays primarily attributable to the significant amount of work imposed by the new requirements under Section 404.  The Registrant currently anticipates filing the Form 10-K on or before the end of the extended deadline.

While management has not yet completed its assessment of the Registrant’s internal control over financial reporting, the Registrant’s management has concluded, as of the date of this filing, that the following material weaknesses existed as of October 31, 2005. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

•
The Registrant did not maintain effective controls over the existence and valuation of its accounts payable related to inventory purchases. Specifically, the Registrant did not maintain effective controls to identify, analyze and reconcile amounts related to inventory purchases included in accounts payable to underlying supporting documentation. This control deficiency resulted in audit adjustments to the 2005 annual consolidated financial statements. In addition, this control deficiency could result in a misstatement of the accounts payable, inventory or cost of goods accounts or related disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•
The Registrant did not maintain effective controls over the accuracy of the amortization of its capitalized software development costs. Specifically, the Registrant did not have effective controls to accurately prepare and review inputs to a spreadsheet application used to calculate amortization expense related to capitalized software development costs. This control deficiency resulted in audit adjustments to the 2005 annual consolidated financial statements. In addition, this control deficiency could result in a misstatement of the capitalized software development costs or amortization expense or related disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

As a result of the existence of these material weaknesses identified above, the Registrant’s management will conclude that as of October 31, 2005, the Registrant’s internal control over financial reporting was not effective based upon the criteria in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (COSO). Also, as a result of the existence of the material weaknesses, the Registrant’s management believes that the report of the Registrant's independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Registrant’s internal control over financial reporting as of October 31, 2005. Since the Registrant has not yet completed its assessment of internal control over financial reporting, the Registrant's management may ultimately identify additional control deficiencies that may constitute additional material weaknesses which it would also include in Management's Report on Internal Control over Financial Reporting in the Form 10-K.

The Registrant has taken several steps towards remediation of the material weaknesses identified above and plans to implement appropriate corrective actions that are required to improve the design and operating effectiveness of its internal control over financial reporting, including the enhancement of its policies, systems and procedures. A description of the Registrant’s plan and the action steps for remediating these deficiencies will be included in its Form 10-K for the fiscal year ended October 31, 2005.

It is anticipated that the Registrant's results of operations will not change from its previously announced preliminary, unaudited revenues or earnings per share amounts for the fiscal year ended October 31, 2005 reflected in its press release on January 5, 2006 or any of the previously reported interim or annual financial statements, as filed.

ATTACHMENT TO PART IV OF

FORM 12b-25 OF
TAKE-TWO INTERACTIVE SOFTWARE, INC.

The Registrant expects to report approximately $1,202,595,000 in net sales for the fiscal year ended October 31, 2005 as compared with $1,127,751,000 for the fiscal year ended October 31, 2004. The expected increase in net sales was attributable to growth in the Registrant’s publishing business. The Registrant also expects to report approximately $37,475,000 in net income or $0.53 per diluted share for fiscal 2005 as compared to $65,378,000 in net income or $0.95 per diluted share in fiscal 2004. This decrease was primarily due to higher operating expenses resulting from an increase in advertising and promotional support for the Registrant’s products, increased research and development costs relating to development studios acquired in fiscal 2005, an increase in professional fees attributable to Sarbanes-Oxley compliance, process improvement and legal matters, and additional rent and office expense due to recently acquired development studios and the opening of a new office for the Registrant’s 2K publishing labels in fiscal 2005. The decrease in the Registrant’s income from operations was also due to the adverse impact on sales of the Grand Theft Auto: San Andreas title in North America during fiscal 2005 as a result of the ESRB’s investigation and subsequent re-rating of this title from “M” to “AO,” which resulted in a reduction to income from operations of approximately $18,609,000 primarily for product returns and related costs as a result of the re-rating.